As filed with the Securities and Exchange Commission on May 30, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

LOOKSMART, LTD.

(Exact name of registrant as specified in its charter)

Delaware	133904355
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

625 Second Street

San Francisco, CA 94107

(415) 348-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Martin E. Roberts, Esq.

LookSmart, Ltd.

625 Second Street

San Francisco, CA 94107

(415) 348-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Steven E. Bochner, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to public:    From time to time after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value, of the Registrant	1,217,000	$2.54	$3,091,180	$284.39

(1)	This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the Registrant.
(2)	Computed in accordance with Rules 457(c) under the Securities Act of 1933 (the “Securities Act”), solely for the purpose of calculating the registration fee, and based on the average of the high and the low prices of the common stock of the Registrant as reported on May 28, 2003 on the Nasdaq National Market System.
(3)	Computed in accordance with Section 6(b) under the Securities Act, solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of The Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities will not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 30, 2003

PROSPECTUS

LOOKSMART, LTD.

1,217,000 Shares

Common Stock

This prospectus relates to 1,217,000 shares of our common stock that may be sold from time to time by the selling stockholders named in this prospectus. The selling stockholders are (i) Transceptgate Limited and its affiliates, which acquired 1,000,000 shares of our common stock in connection with the dissolution of BT LookSmart, Ltd., our joint venture with British Telecommunications, and resolution of related debt; (ii) Grub, Inc., which acquired 50,740 shares of our common stock in connection with our purchase of assets of Grub, Inc., and (iii) Thomas Campbell. Jr., who acquired 166,260 shares of our common stock in connection with the purchase of assets held by Mr. Campbell.

This offering is not being underwritten. The selling stockholders may offer the shares through public or private transactions at the market price for our common stock at the time of the sale, a price related to the market price, a negotiated price or such other prices as the selling stockholders determine from time to time. See “Plan of Distribution” beginning on page 10.

All of the net proceeds from the sale of these shares of common stock will go to the selling stockholders. We will not receive any proceeds from sales of these shares. We will bear the costs relating to the registration of these shares.

Our common stock is quoted on the Nasdaq National Market under the symbol “LOOK” and Chess Depositary Interests, or CDIs, each of which is exchangeable for  1/20th of a share of common stock, are traded on the Australian Stock Exchange under the symbol “LOK”. On May 28, 2003, the last reported sale price on the Nasdaq National Market for our common stock was $2.50 per share.

You should read this prospectus carefully before you invest.

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May     , 2003.

LOOKSMART, LTD.

SUMMARY

LookSmart is a leading provider of Internet search solutions for portals, Internet service providers and media companies, as well as a leading provider of marketing products for advertisers who want to be included in relevant search results. In this prospectus, the terms “LookSmart,” “company,” “we,” “us” and “our” refer to LookSmart, Ltd. and its subsidiaries. We are incorporated in the State of Delaware. Our principal executive offices are located at 625 Second Street, San Francisco, California 94107 and our telephone number is (415) 348-7000.

We are registering for resale a total of up to 1,217,000 shares of common stock held by the selling stockholders. The selling stockholders are (i) Transceptgate Limited and its affiliates, which acquired 1,000,000 shares of our common stock in connection with the dissolution of BT LookSmart, Ltd., our joint venture with British Telecommunications, and resolution of related debt; (ii) Grub, Inc., which acquired 50,740 shares of our common stock in connection with our purchase of assets of Grub, Inc., and (iii) Thomas Campbell. Jr., who acquired 166,260 shares of our common stock in connection with the purchase of assets held by Mr. Campbell.

These stockholders are identified in the section headed “Selling Stockholders.” We will not receive any of the proceeds for the resale of these shares.

FORWARD LOOKING STATEMENTS

This prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We use words such as “believes,” “intends,” “expects,” “anticipates,” “plans,” “may,” “will” and similar expressions to identify forward-looking statements. All forward looking statements, including but not limited to, projections or estimates concerning our business, including demand for our products and services, mix of revenue streams, ability to control and/or reduce operating expenses, anticipated cost of revenues, expenses and operating results, cost savings, product development efforts, general outlook of our business and industry, opportunities abroad, competitive position, stock compensation and ability to fund our operations and meet our other cash requirements, are inherently uncertain as they are based on our expectations and assumptions concerning future events. These forward-looking statements are subject to numerous known and unknown risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including our ability to maintain net profitability in future quarters, our continuing relationship with Microsoft, our ability to expand our network of distribution partners, the success of our listings business and all other risks described below in the section entitled “Risk Factors” and in the documents incorporated by reference into this prospectus. You should always refer to our most recently filed 10-K, 10-Q or other SEC report for the applicable risk factors at the time of a particular purchase and sale of our shares. All forward-looking statements in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statements.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision regarding our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

We recently achieved profitability and may not be able to maintain profitability in future quarters

We reached profitability for the first time in the fourth quarter of 2002. Prior to that time, we incurred net losses in every quarter since inception, including net losses of approximately $6.6 million in the first three quarters of 2002, $59.6 million in 2001, $62.6 million in 2000 and $64.7 million in 1999. As of March 31, 2003, we had an accumulated deficit of approximately $181.0 million. We may be unable to maintain profitability in future quarters, depending on our ability to contain expenses, grow revenues and maintain and expand our distribution network. We expect to spend significant amounts to:

•	maintain and expand our network of distribution partners and make revenue sharing payments to our distribution partners,

•	continue to develop and expand our databases of Internet listings, both in the U.S. and abroad,

•	develop new listings products and enhance our search services,

•	develop our international business, particularly in the United Kingdom, Australia and Japan, and

•	acquire complementary technologies and businesses.

Because of the foregoing factors, and others outlined in this prospectus, we may be unable to maintain profitability on a quarterly or annual basis.

We derive a significant amount of our revenues from Microsoft, and if Microsoft terminates its contract with us, our business could be harmed

Microsoft accounted for approximately 73% of our paid clicks and 64% of our listings revenues in the first quarter of 2003. It is difficult to predict whether the percentage of our listings revenues attributable to Microsoft will increase or decrease in the future. In the first quarter of 2003, Microsoft announced its intention to increase its investment in its search services. Microsoft may change the implementation of its search results, which could reduce the paid clicks and listings revenues we derive from our relationship with Microsoft. In any case, we are likely to remain significantly dependent upon Microsoft for listings revenues in 2003. Either party may terminate the agreement for any reason on six months’ notice and the agreement expires on December 3, 2003. If the distribution portion of the agreement is terminated or is not renewed on terms similar to those in the existing agreement, then our paid clicks and listings revenues would decline significantly and our results of operations would suffer.

Revenues from the licensing portion of our agreement with Microsoft accounted for all of our licensing revenues in the first quarter of 2003. We are likely to remain significantly dependent upon Microsoft for licensing revenues in 2003. If the licensing portion of the agreement is terminated or is not renewed on terms similar to those in the existing agreement, then our licensing revenues and results of operations would decline significantly.

The cash payments we receive for each six-month period under the licensing portion of the agreement are subject to full or partial refund if we fail to provide the stated number of URL listings during that period. After the agreement is terminated, Microsoft has the right to continue to use the content we delivered during the term of the agreement. Microsoft also has the right to sublicense these rights to others, both during and for up to two years after the term of the agreement.

Our success depends on maintaining and expanding our network of distribution partners

Our ability to generate paid clicks depends on the distribution of our listings through our network of portals, ISPs and media companies. Because our revenues depend on clicks on our customers’ listings, growth in our listings business depends on increasing the volume of traffic on our distribution network. We have invested, and will continue to invest, a significant amount of our human and capital resources to expand this network. However, we face competition from other paid listing providers, some of whom have greater technical and capital resources than we do. We cannot assure you that we will maintain and expand our distribution network on financially favorable terms, if at all. If we are unsuccessful in maintaining and expanding our distribution network, then our ability to generate revenues would be seriously harmed.

Our quarterly revenues and operating results may fluctuate, each of which may negatively affect our stock price

Our revenues and operating results may fluctuate significantly from quarter to quarter as a result of a variety of factors, including:

•	changes in our distribution network, such as the gain or loss of distribution partners, changes to the terms of our distribution agreements, or changes by our distribution partners in their web sites that affect the number of clicks on our search results,

•	the number of advertisers who purchase our listings, or the number of listings purchased by our large business customers,

•	the cost-per-click we receive from advertisers, or other factors that affect the demand for, and prevailing prices of, Internet advertising and marketing services,

•	the timing of revenue recognition under our listings and licensing contracts,

•	the timing of our entry into and termination of new contracts for distribution and licensing,

•	technical difficulties and systems downtime or failures, whether caused by us, third party service providers or hackers, and whether occurring on our web site or the web sites of our distribution partners,

•	the effect of variable accounting for stock options, which requires that we book an operating expense in connection with some of our outstanding stock options at the end of each quarter, depending on the closing price of our common stock on the last trading day of the quarter and the number of stock options subject to variable accounting, or

•	the timing of our delivery of URL listings under our contract with Microsoft. We recognize quarterly licensing revenues under this contract based on the number of URL listings added to our database during the quarter relative to the total number of URL listings we are required to add to our database during the relevant six-month period. As a result, to the extent that we satisfy our database update obligations unevenly, the revenues we recognize under this contract may be skewed on a quarter-to-quarter basis.

Our expenses are based in part on expectations of future revenues and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Our operating results may vary as a result of changes in our expenses and costs. Also, we may incur stock compensation expenses as a result of changes in our stock price, and these expenses could negatively affect our net income. Due to the above factors, we believe that period-to-period comparisons of our financial results are not necessarily meaningful, and you should not rely on them as indicators of our future performance. If our financial results in any future period fall below the expectations of securities analysts and investors, the market price of our securities would likely decline.

Our growth prospects depend on the success of our listings business

To increase our revenues and maintain profitability, we will need to continue expanding our listings business. Listings accounted for $29.4 million or 88% of our revenues in the first quarter of 2003. Our success will depend upon the extent to which advertisers choose to use our listings products. Some of our products will require both modification of existing software and systems and the creation or acquisition of new software and systems. We may lack the managerial, editorial and technical resources necessary to expand our product offerings in a timely manner. Even if we expand our product offerings, customers may not adopt our products at projected rates. For these and other reasons, these initiatives may not generate sufficient revenues to reach our profitability goals. If we are unable to generate significant additional revenues from our listings business, our results of operations and financial condition will suffer.

Although we expect our listings revenues to continue to increase as an absolute number and as a percentage of total revenues, this may not occur due to continued weakness in the online advertising market, reductions in advertising expenditures, and downward pressure on advertising rates industry-wide. We compete with traditional media such as television, radio and print, as well as online advertisers and high-traffic web sites, for a share of our customers’ total advertising expenditures. We have experienced, and may continue to experience, downward pressure on advertising prices in the industry due to cost-cutting efforts by businesses and the increasing amount of advertising inventory becoming available on the Internet. As the Internet evolves, advertisers may find search marketing to be a less effective means of promoting their products or services relative to other advertising media and may reduce or eliminate their expenditures on search marketing. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to search marketing. Acceptance of the search marketing among advertisers will depend, to a large extent, on its perceived effectiveness and the continued growth of commercial usage of the Internet.

We may face liability for claims related to our listings business, and these claims may be costly to resolve

We offer listings services and make listings information available to users of our search services, both on our web site and our distribution partners’ web sites. Although we do not believe that the services we offer or the listings in our database violate any rights of others, we cannot assure you that others will not assert claims against us in the future or that these claims will not be successful. We have been subject to purported class action lawsuits in connection with our listings services, and we or our distribution partners could be subject to other claims for defamation, invasion of privacy, trademark infringement, product liability, breach of contract, unfair advertising, unfair competition or other theories based on our listings and services. In addition, we are obligated under some agreements to indemnify our partners in the event that they are subject to claims that our listings or services infringe on the rights of others. Regardless of whether such claims result in liability to us or our distribution partners, we could incur significant costs and diversion of management time in investigating and defending against them. Our insurance may not adequately cover claims of this type, if at all.

We face risks of claims from third parties for intellectual property infringement and other matters that could adversely affect our business

We make Internet search services available to our users through the use of our proprietary algorithms and databases. This creates the potential for claims to be made against us, either directly or through indemnification provisions in contracts with partners and customers. These claims might, for example, be made for trademark, copyright or patent infringement, defamation, negligence, personal injury, invasion of privacy or other claims. Allegations are made against us from time to time concerning these types of matters. Litigating these claims could consume significant amounts of time and money, divert management’s attention and resources, cause delays in integrating acquired technology or releasing new products, or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. If a court were to determine that some aspect of our search services or listings infringed upon or violated the rights of others, we could be prevented from offering some or all of our services, which would negatively impact our revenues and business. There can be no assurance that our services do not infringe the intellectual property rights of third parties. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, operating results and financial condition.

We face growing competitive pressures in the search marketing industry

We compete in the relatively new and rapidly evolving paid inclusion industry, which presents many uncertainties that could require us to further refine our business model. Our success will depend on many factors, including our ability to:

•	profitably establish and expand our listings product offerings,

•	compete with our competitors, some of whom have greater capital or technical resources than we do,

•	expand and maintain our network of distribution relationships, thereby increasing the amount of traffic using our search results, and

•	attract and retain a large number of advertisers from a variety of industries.

We compete with companies that provide pay-for-placement products, paid inclusion products, and other forms of search marketing, including About.com’s Sprinks, AOL Time Warner, Ask Jeeves, FindWhat, Google, Inktomi, Microsoft’s MSN, Terra Lycos and Yahoo. In the paid inclusion field, we compete for advertisers on the basis of the relevance of our search results, the price per click charged to advertisers, the volume of clicks that we can deliver to advertisers, tracking and reporting of campaign results, customer service and other factors. Some of our competitors have greater capital or technical resources, larger distribution networks or proprietary user bases, longer operating histories and greater brand recognition than we have.

The search industry has recently experienced rapid consolidation, particularly with the acquisitions of companies offering algorithmic search indices and paid inclusion programs. In March 2003, Yahoo! acquired Inktomi, which offers a paid inclusion program for its algorithmic search index. In April 2003, Overture Services acquired AltaVista and the web search unit of FAST Search & Transfer, each of which also offers a paid inclusion program and algorithmic search indices. Industry consolidation may result in larger competitors with a greater focus on paid inclusion products. If these industry trends continue, or if we are unable to compete in the paid inclusion industry, our financial results may suffer.

Some of our customers represent credit risks

We derive a significant portion of our revenues from the sale of listings to companies that represent credit risks. Some of our customers have gone out of business, have limited operating histories or are operating at a loss. Moreover, many of these companies have limited cash reserves and limited access to additional capital. We have in some cases experienced difficulties collecting outstanding accounts receivable and our allowance for doubtful accounts receivable as of March 31, 2003 was $2.8 million or 15% of our total accounts receivable. We may continue to have these difficulties in the future, and if a significant part of our customer base experiences financial difficulties or is unable or unwilling to pay our search marketing fees for any reason, our business will suffer.

We face risks associated with acquisition of businesses and technologies; acquisitions will likely also dilute our existing stockholders

If we are presented with appropriate opportunities, we intend to make acquisitions of, or significant investments in, complementary companies or technologies to increase our technological capabilities and expand our service offerings. Acquisitions may divert the attention of management from the day-to-day operations of LookSmart. It may be difficult to retain key management and technical personnel of the acquired company during the transition period following an acquisition. Acquisitions or other strategic transactions may also result in dilution to our existing stockholders if we issue additional equity securities and may increase our debt. We may also be required to amortize significant amounts of intangible assets or record impairment of goodwill in connection with future acquisitions, which would adversely affect our operating results.

We have acquired businesses and technologies, including the acquisition of WiseNut, Inc. in the second quarter of 2002 and the acquisition of the intellectual property assets of Grub, Inc. in the first quarter of 2003. Integration of acquired companies and technologies into LookSmart could be expensive, time-consuming and strain our managerial resources. We may not be successful in integrating any acquired businesses or technologies and these transactions may not achieve anticipated business benefits.

Our stock price is extremely volatile and investors may not be able to resell their shares for a profit

The stock market has experienced significant price and volume fluctuations in recent years, and the stock prices of Internet companies have been extremely volatile. Because of our limited operating history, it is extremely difficult to evaluate our business and prospects. You should evaluate our business in light of the risks, uncertainties, expenses, delays and difficulties associated with managing and growing a relatively new business, many of which are beyond our control. Our stock price may decline, and you may not be able to sell your shares for a profit, as a result of a number of factors including:

•	changes in the market valuations of Internet companies in general and comparable companies in particular,

•	quarterly fluctuations in our operating results,

•	the termination or expiration of our distribution agreements,

•	our potential failure to meet our forecasts or analyst expectations on a quarterly basis,

•	changes in ratings or financial estimates by analysts,

•	announcements of new partnerships, technological innovations, acquisitions or products or services by us or our competitors,

•	the sales of substantial amounts of our common stock in the public market by participants in our pre-IPO equity financings or by owners of businesses we have acquired, or the perception that such sales could occur,

•	the exchange by CDI holders of CDIs for shares of common stock and resale of such shares in the Nasdaq National Market (as of April 30, 2003, the CDIs registered for trading on the Australian Stock Exchange were exchangeable into an aggregate of approximately 17.6 million shares of common stock), or

•	conditions or trends in the Internet that suggest a decline in rates of growth of advertising-based Internet companies.

In the past, securities class action litigation has often been instituted after periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs and the diversion of management’s attention and resources, regardless of the merits or outcome of the case.

We may need additional capital in the future to support our growth and additional financing may not be available to us

Although we believe that our working capital will provide adequate liquidity to fund our operations and meet our other cash requirements for the foreseeable future, unanticipated developments in the short term, such as the entry into agreements which require large cash payments or the acquisition of businesses with negative cash flows, may necessitate additional financing. We may seek to raise additional capital through public or private debt or equity financings in order to:

•	fund our operations and capital expenditures,

•	take advantage of favorable business opportunities, including geographic expansion or acquisitions of complementary businesses or technologies,

•	develop and upgrade our technology infrastructure,

•	develop new product and service offerings,

•	take advantage of favorable conditions in capital markets, or

•	respond to competitive pressures.

The capital markets, and in particular the public equity market for Internet companies, have historically been volatile. It is difficult to predict when, if at all, it will be possible for Internet companies to raise capital through these markets. We cannot assure you that the additional financing will be available on terms favorable to us, or at all. If we issue additional equity or convertible debt securities, our existing stockholders may experience substantial dilution.

We may be unable to address capacity constraints on our software and infrastructure systems in a timely manner

We have developed custom, proprietary software for use by our editors to create the LookSmart directories, and we also use proprietary and licensed software to search the database, distribute the directories and serve advertising to associated web pages. Any of these software systems may contain undetected errors, defects or bugs or may fail to operate with other software applications. The following developments may strain our capacity and result in technical difficulties with our web site or the web sites of our distribution partners:

•	substantial increases in editorial activity or the number of listings in our directory,

•	customization of our directory for distribution to particular partners,

•	substantial increases in the number of search queries to our database, or

•	the addition of new products, features or changes in our directory structure.

If we fail to address these issues in a timely manner, we may lose the confidence of advertisers and partners, our revenues may decline and our business could suffer. In addition, as we expand our service offerings and enter into new business areas, we may be required to significantly modify and expand our software and infrastructure systems. If we fail to accomplish these tasks in a timely manner, our business will likely suffer.

The performance of our operating systems is critical to our business and reputation

Any system failure, including network, software or hardware failure, whether caused by us, a third party service provider, power interruptions, unauthorized intruders and hackers, or natural disasters, that causes an interruption in our service or a decrease in the responsiveness of the web pages that we serve could result in reduced clicks and revenues. A system failure that prevents us from tracking paid clicks or reporting accurate information to our customers’ online accounts could adversely affect our reputation and financial results. The occurrence of a natural disaster or unanticipated problems at our principal headquarters or at a third-party facility could cause interruptions or delays in our business, loss of data or could render us unable to provide some services. Our California facilities exist on or near known earthquake fault zones and a significant earthquake could cause an interruption in our services. We do not have back-up sites for our main customer operations center and editorial department which are both located at our San Francisco, California office. An interruption in our ability to provide customer support and editorial services would adversely affect our business.

Our users, partners and customers depend on ISPs, online service providers and other third parties for access to the LookSmart search results. These service providers have experienced significant outages in the past and could experience outages, delays and other operating difficulties in the future. The occurrence of any or all of these events could adversely affect our reputation, brand and business, which could have a material adverse effect on our financial results.

We have agreements with Savvis Communications, Inc. and AboveNet Communications, Inc. to house our networking and web serving hardware equipment. Our networking hardware infrastructure is now fully redundant at separate locations. However, we do not presently maintain fully redundant click tracking, customer account and web serving systems at both locations. Accordingly, our operations depend on each of Savvis’ and AboveNet’s ability to protect the systems in its data center from system failures, earthquake, fire, power loss, water damage, telecommunications failure, hackers, vandalism and similar events. Neither Savvis nor AboveNet guarantees that our Internet access will be uninterrupted, error-free or secure. We have deployed firewall hardware at each facility to thwart hacker attacks. We have not developed a disaster recovery plan to respond in the event of a catastrophic loss of our primary systems. Although we maintain property insurance and business interruption insurance, we cannot guarantee that our insurance will be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure.

Our success depends on our ability to attract and retain key personnel

Our success depends, in part, on the continued service of our key management personnel. The loss of the services of any of our key employees could adversely affect our business. Our success also depends on our ability to identify, attract, retain and motivate highly skilled search development, technical, marketing and other management personnel. We cannot assure you that we will be able to retain our key employees or that we can identify, attract and retain highly skilled personnel in the future.

If we become subject to unfair hiring claims, we could be prevented from hiring needed personnel, incur liability for damages and incur substantial costs in defending ourselves

Companies in our industry whose employees accept positions with competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring personnel or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could also divert the attention of our management away from our operations.

We may incur unforeseen expenses and liabilities in connection with the dissolution of BT LookSmart

In the fourth quarter of 2002, we and BT agreed to close our joint venture, BT LookSmart. We are still in the process of dissolving the joint venture and may incur unforeseen expenses in connection with the dissolution. Also, we have assumed the operations of BT LookSmart in the United Kingdom and Japan and we may incur costs in excess of the amounts we forecasted in connection with the operation of those businesses.

Our business prospects depend on the continued growth in the use of the Internet

Our business is dependent upon continued growth in the use of the Internet as a medium for search marketing and commercial transactions. Internet usage for these purposes may not grow at projected rates for various reasons, such as:

•	user inability or frustration in locating and accessing required information;

•	actual or perceived lack of security of information;

•	limitations of the Internet infrastructure resulting in traffic congestion, reduced reliability or increased access costs;

•	inconsistent quality of service,

•	government regulation, such as tax or privacy laws, and

•	uncertainty regarding intellectual property ownership and rights on the Internet.

If these or other factors negatively affect the growth in the commercial use of the Internet, our business could be harmed.

Privacy-related regulation of the Internet could limit the ways we currently collect and use personal information which could decrease our advertising revenues or increase our costs

Internet user privacy has become an issue both in the United States and abroad. The Federal Trade Commission and government agencies in some states and countries have investigated some Internet companies, and lawsuits have been filed against some Internet companies, regarding their handling or use of personal information. Any laws imposed to protect the privacy of Internet users may affect the way in which we collect and use personal information. We could incur additional expenses if new laws or court judgments, in the United States or abroad, regarding the use of personal information are introduced or if any agency chooses to investigate our privacy practices.

As is typical with most web sites, our web site places information, known as cookies, on a user’s hard drive, generally without the user’s knowledge or consent. This technology enables web site operators to target specific users with a particular advertisement and to limit the number of times a user is shown a particular advertisement. Although some Internet browsers allow users to modify their browser settings to remove cookies at any time or to prevent cookies from being stored on their hard drives, many consumers are not aware of this option or are not knowledgeable enough to use this option. Some privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. If this technology is reduced or limited, the Internet may become less attractive to advertisers and sponsors, which could result in a decline in our revenues.

We and some of our partners or advertisers retain information about our users. If others were able to penetrate the network security of these user databases and access or misappropriate this information, we and our partners or advertisers could be subject to liability. These claims may result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant time and financial resources.

New regulation of search engines may adversely affect the commercial use of the Internet and our financial results

The Federal Trade Commission, in response to a petition from a private organization, reviewed the way in which search engines disclose paid placement or paid inclusion practices to Internet users. Recently, the FTC staff issued guidance on the matter in the form of letters to the petitioner and to members of the industry, including LookSmart. The letters stated the staff’s position on what disclosures are necessary to avoid misleading users about the possible effects of paid placement or paid inclusion listings on the search results. This guidance may differ from the existing practices of some in the industry, including our practices and those of some of our distribution partners. The FTC has not yet taken any enforcement action to date against us or any of our distribution partners. If the FTC were to require changes in the labeling or other disclosure of our listings, it may reduce the desirability of our services, and our business and the business of some of our distribution partners could be harmed. We and some of our distribution partners have recently adjusted the disclosures on our search results pages on a voluntary basis, or are likely to do so in the future, and such disclosures may reduce the desirability of our listings, which could adversely affect our business.

New tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of the Internet and our company

Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New or revised state tax regulations may subject us or our advertisers to additional state sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. New or revised taxes and, in particular, sales taxes, would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the Internet. Any of these events could have an adverse effect on our business and results of operations.

Provisions of Delaware corporate law and provisions of our charter and bylaws may discourage a takeover attempt

Our charter and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Our board of directors has the authority to issue shares of preferred stock and to determine the price, rights, preferences and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, our charter and bylaws provide for a classified board of directors. These provisions, along with Section 203 of the Delaware General Corporation Law, prohibiting certain business combinations with an interested stockholder, could discourage potential acquisition proposals and could delay or prevent a change of control.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

We are registering for resale a total of up to 1,217,000 shares of common stock held by the selling stockholders. The selling stockholders are (i) Transceptgate Limited and its affiliates, which acquired 1,000,000 shares of our common stock in connection with the dissolution of BT LookSmart, Ltd., our joint venture with British Telecommunications, and resolution of related debt; (ii) Grub, Inc., which acquired 50,740 shares of our common stock in connection with our purchase of assets of Grub, Inc., and (iii) Thomas Campbell. Jr., who acquired 166,260 shares of our common stock in connection with the purchase of assets held by Mr. Campbell.

In addition, one or more of the selling stockholders may donate or transfer as a gift some or all of their LookSmart shares, or may transfer their shares for no additional consideration to their stockholders, partners or other beneficial owners. We will include these donees or transferees among the selling stockholders in a prospectus supplement, if required.

The table below sets forth, to the Company’s knowledge, the following information regarding the selling stockholders as of May 30, 2003:

•	The names of the selling stockholders;

•	The number of shares of our common stock owned by the selling stockholders on the date of this prospectus prior to the offering for resale of any of the shares being registered by the registration statement of which this prospectus is a part;

•	The number of shares of our common stock that may be offered for resale by the selling stockholders pursuant to this prospectus;

•	The number of shares of our common stock to be held by the selling stockholders after the resale of the offered shares; and

•	The percent of ownership of our common stock of each selling stockholder, if such percentage exceeds one percent of our total outstanding common stock.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Number of Shares	Shares to be Sold	Number of Shares(1)	Percent of Class
Transceptgate Limited (and affiliated entities)	1,000,000	1,000,000	0	0
Grub, Inc.	50,740	50,740	0	0
Thomas Campbell, Jr.	166,260	166,260	0	0

(1)	Assumes that all the shares of common stock that may be offered hereunder are sold and the selling stockholders acquire no additional shares of our common stock before the completion of this offering.

The information regarding the selling stockholders may change from time to time. If required, we will describe these changes in one or more prospects supplements.

PLAN OF DISTRIBUTION

The selling stockholders may use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not available at that particular time. The selling stockholders will determine if, when and how they will sell the shares they own. Any sales may occur in one or more of the following types of transactions (including block transactions):

•	transactions on the Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

•	privately negotiated transactions between a selling stockholder and a purchaser, or

•	transactions effected with or through a broker-dealer acting as either agent or principal.

These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the

Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus.

If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. Instead of using this prospectus for any sale of the shares, a selling stockholder may resell shares in compliance with the criteria and requirements of Securities Act Rule 144.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports and other information at the SEC’s public reference facilities in Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549). You can also obtain copies of these materials from the SEC’s public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0300 for further information about the public reference rooms. The SEC also maintains a web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information about companies that file these reports electronically with the SEC. Our SEC filings are also available on our website at http://www.looksmart.net.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the first quarter of 2003;

2. The description of our common stock contained in our registration statement on Form 8-A, filed on June 14, 1999;

3. The Current Report on Form 8-K filed on May 28, 2003; and

4. All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.

We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our common stock.

We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Investor Relations

LookSmart, Ltd.

625 Second Street

San Francisco, California 94107

(415) 348-7000

You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. These securities are not offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation., Palo Alto, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of LookSmart, Ltd. for the year ended December 31, 2002, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

No person has been authorized in connection with any offering made under this prospectus to give any information or to make any representations other than those contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this prospectus nor any sale made under this prospectus will, under any circumstances, imply that there has been no change in our affairs or that the information in this prospectus is correct as of any time subsequent to the date as of which the information is given. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any of the securities offered under this prospectus to anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation.

LookSmart, Ltd.

1,217,000 Shares

Common Stock

PROSPECTUS

May     , 2003

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

The following table sets forth all expenses payable by us in connection with the offering of our common stock being registered hereby. All amounts are estimated except the SEC registration fee.

Filing Fees—SEC Registration Fee	$284
Printing Expenses	$500
Legal Fees and Expenses	$3,000
Accounting Fees and Expenses	$3,000

Total	$6,784

Item 15. Indemnification Of Officers And Directors

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware Law. The Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

The indemnification provisions and the indemnification agreement entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. The Registrant has obtained a policy of directors’ and officers’ liability insurance that insures the Registrant’s directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits

Please see the exhibit index following the signature page of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, I certify that I have reasonable grounds to believe that LookSmart, Ltd. meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on May 30, 2003.

LOOKSMART, LTD.

By:	/s/ JASON KELLERMAN
Jason Kellerman Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Martin Roberts and Jason Kellerman as his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JASON KELLERMAN Jason Kellerman	Chief Executive Officer (Principal Executive Officer) and Director	May 30, 2003

/s/ DIANNE DUBOIS Dianne Dubois	Chief Financial Officer (Principal Financial and Accounting Officer)	May 30, 2003

/s/ EVAN THORNLEY Evan Thornley	Chairman of the Board	May 30, 2003

/s/ ANTHONY CASTAGNA Anthony Castagna	Director	May 30, 2003

/s/ TERESA DIAL Teresa Dial	Director	May 30, 2003

/s/ TRACEY ELLERY Tracey Ellery	Director	May 30, 2003

/s/ MARK SANDERS Mark Sanders	Director	May 30, 2003

/s/ GREG SANTORA Greg Santora	Director	May 30, 2003

/s/ EDWARD WEST Edward West	Director	May 30, 2003

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Amended and Restated Certificate of Incorporation of the Company(1)

4.2	Amended and Restated Bylaws of the Company(2)

4.3	Form of Common Stock Certificate(3)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C. as to legality of the securities registered hereby

23.1	Consent of Wilson Sonsini Goodrich & Rosati P.C. (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP, independent accountants

24.1	Power of Attorney (contained on signature page of this document)

(1)	Incorporated by reference to our registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.2, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.
(2)	Incorporated by reference to our on registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.3, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.
(3)	Incorporated by reference to our on registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 4.1, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.